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                                                                  EXHIBIT 4.18.2

[LETTERHEAD]

                                  May 27, 1999


VIA U.S. MAIL


Mr. Fred Falk
President & CEO
e.Digital Corporation
13114 Evening Creek Drive South
San Diego, CA 92128

        Re:     Fees and Services

Dear Fred:

        This letter will memorialize our agreement regarding fees of $61,938.99 due and owing to Higham, McConnell & Dunning, LLP ("HM&D") as of February 28, 1999 for various legal services performed by HM&D prior thereto (the "Fees and Services"). The Company has requested, due to the increase in the fair market value of shares of e.Digial Corporation (the "Company") common stock previously issued to HM&D on or about March 24, 1998 in payment of other legal services, that HM&D release the Company from its current payment obligations and, in connection therewith, waive any and all future claims with respect to the Fees and Services. HM&D has agreed to the Company's request based upon the terms and conditions set forth herein. In connection therewith, the parties hereto agree as follows:

        1. The Company shall enter into Amendment No. 2 to Stock Purchase Warrant (the "Amended Warrants"), in the form attached hereto as Exhibit A. The Amended Warrant shall provide that the exercise price shall be reduced from $0.15625 per share to $0.01 per share.

        2. The Company shall immediately pay HM&D's March and April 1999 invoices and will utilize its best efforts to pay all future invoices with thirty (30) days of presentation. HM&D agrees to accept 3,071 shares of common stock as payment in full for the March and April invoices, with the number of shares of common stock issuable to the firm determined by dividing the amount of the invoice by $2.589.

        3. The Company shall execute a Consent Agreement, in the form attached hereto as Exhibit B acknowledging that securities received by HM&D may result in monetary consideration which may be grossly disproportionate to the value of the services performed.

        4. The parties hereby fully and forever waive, release, extinguish, and discharge one another of and from any and all claims, payments, actions, causes of actions, suits, agreements debts, expenses, costs, complaints, demands, liabilities, duties, losses or damages of whatever kind or nature, in law, equity or otherwise, whether known or unknown, suspected or unsuspected, which they may have the respect to the Fees and Services.

        5. In connection with the foregoing, each of the parties hereto acknowledges that it is aware of the provisions of Section 1542 of the California Civil Code and does hereby expressly waive and relinquish all rights and benefits which it has or may have had under such Section, which reads as follows:



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                "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.


        6. You have been advised and encouraged to seek the advice of independent counsel, and in fact have done so, before agreeing to the terms of this letter and/or the fees and transactions described herein.


                                        Best regards,

                                        HIGHAM, McCONNELL & DUNNING LLP

                                        /s/ CURT BARWICK
                                        ----------------------------------------
                                        Curt C. Barwick

Agreed to and accepted this 28th day of May 1999.

                                        E.DIGITAL CORPORATION

                                        By: /s/ ALFRED H. FALK
                                           -------------------------------------
                                            Alfred H. Falk, President & CEO



CCB:
Enclosures